SCHEDULE 13G

Amendment No. 1
SPDR INDEX SHARES FUNDS
SPDR Russell Nomura Small Cap (TM) Japan ETF
Cusip #78463X822


Cusip #78463X822
Item 1:	Reporting Person - FMR LLC
Item 4:	Delaware
Item 5:	160,400
Item 6:	0
Item 7:	160,400
Item 8:	0
Item 9:	160,400
Item 11:	10.025%
Item 12:	    HC


Cusip #78463X822
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	160,400
Item 8:	0
Item 9:	160,400
Item 11:	10.025%
Item 12:	IN




	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)



Item 1(a).	Name of Issuer:

		SPDR INDEX SHARES FUNDS

Item 1(b).	Name of Issuer's Principal Executive Offices:

		c/o State Street Bank and Trust
		One Lincoln St, LCC 6
		Boston, MA  02111
		USA

Item 2(a).	Name of Person Filing:

		FMR LLC

Item 2(b).	Address or Principal Business Office or, if None,
Residence:

		82 Devonshire Street, Boston,
Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		SPDR Russell Nomura Small Cap (TM)
Japan ETF

Item 2(e).	CUSIP Number:

		78463X822

Item 3.	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b)
and the person filing, FMR LLC, is a parent holding company in accordance with Section 240.13d-1(b)(ii)(G). (Note: See
Item 7).

Item 4.	Ownership

	(a)	Amount Beneficially Owned:	160,400

	(b)	Percent of Class:	10.025%

	(c)	Number of shares as to which such
person has:

	(i)	sole power to vote or to direct
the vote:	160,400

	(ii)	shared power to vote or to
direct the vote:	0

	(iii)	sole power to dispose or to
direct the disposition of:	160,400

	(iv)	shared power to dispose or to
direct the disposition of:	0



Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another
Person.

	Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the SPDR Russell Nomura Small Cap (TM) Japan
ETF of SPDR INDEX SHARES FUNDS. The interest of one person, Strategic Advisers International Fund, an investment company registered under the Investment Company Act of 1940, in the SPDR Russell Nomura Small Cap (TM) Japan
ETF of SPDR INDEX SHARES FUNDS, amounted to
160,400 shares or 10.025% of the total outstanding SPDR
Russell Nomura Small Cap (TM) Japan ETF at October 31,
2010.

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent
Holding Company.

	See attached Exhibit A.

Item 8.	Identification and Classification of Members of
the Group.

	Not applicable.  See attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 09, 2010
Date

 /s/ Scott C. Goebel
Signature

Scott C. Goebel
Duly authorized under Power of Attorney
effective as of June 1, 2008 by and on behalf of FMR LLC and its direct and indirect subsidiaries


	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)



	The ownership of one investment company, Strategic Advisers International Fund, amounted to 160,400 shares or 10.025% of the SPDR Russell Nomura Small Cap (TM) Japan
ETF outstanding. Strategic Advisers International Fund has its principal business office at 82 Devonshire Street, Boston, Massachusetts 02109.

	Strategic Advisers, Inc., 82 Devonshire Street, Boston,
MA 02109, a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, provides investment advisory services to individuals. As such, FMR LLC's beneficial ownership includes 160,400 shares, or 10.025%, of the SPDR Russell Nomura Small Cap (TM) Japan ETF outstanding of SPDR INDEX SHARES FUNDS, beneficially owned through Strategic Advisers, Inc.

	Members of the family of Edward C. Johnson 3d, Chairman of FMR LLC, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC.
The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC.



	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)
	RULE 13d-1(f)(1)  AGREEMENT

	The undersigned persons, on November 09, 2010, agree and consent to the joint filing on their behalf of this
Schedule 13G in connection with their beneficial ownership of the SPDR Russell Nomura Small Cap (TM) Japan ETF of
SPDR INDEX SHARES FUNDS at October 31, 2010.

	FMR LLC

	By /s/ Scott C. Goebel
	Scott C. Goebel
	Duly authorized under Power of Attorney effective as
of June 1, 2008, by and on behalf of FMR LLC and its direct
and indirect subsidiaries

	Edward C. Johnson 3d

	By /s/ Scott C. Goebel
	Scott C. Goebel
	Duly authorized under Power of Attorney effective as
of June 1, 2008, by and on behalf of Edward C. Johnson 3d

Strategic Advisers International Fund

	By /s/ Scott C. Goebel
	Scott C. Goebel
	Secretary